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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2004

                        Commission File Number 001-15012

                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F [X] Form 40-F [ ]

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                 Yes [ ] No [X]

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                 Yes [ ] No [X]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____ )

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         Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form
6-K, a fair and accurate English language translation of:

         Exhibit 99.1: a corporate disclosure on the resolutions of the shareholders passed at the Company's annual general meeting, filed with the Financial Supervisory Commission of Korea and Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on March 26, 2004;

         Exhibit 99.2: a corporate disclosure regarding the shareholders' resolution on the appointment of outside directors of the Company, filed with the Financial Supervisory Commission of Korea and KOSDAQ on March 26, 2004;

         Exhibit 99.3: a corporate disclosure regarding the shareholders' resolution on the appointment of an audit committee member of the Company, filed with the Financial Supervisory Commission of Korea and KOSDAQ on March 26, 2004;

         Exhibit 99.4: a corporate disclosure on the resignation of outside directors and audit committee member of the Company, filed with the Financial Supervisory Commission of Korea and KOSDAQ on March 26, 2004; and

         Exhibit 99.5: a corporate disclosure on the current status of directors of the Company, filed with the Financial Supervisory Commission of Korea and KOSDAQ on March 26, 2004.

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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                HANARO TELECOM, INC.

Date: March 29, 2004            By: /s/ Soon-Yub Samuel Kwon
                                    ----------------------------------------
                                    Name: Soon-Yub Samuel Kwon
                                    Title: Senior Executive Vice President

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                                  EXHIBIT INDEX

Exhibit No.                          Description
-----------                          -----------
99.1:             a corporate disclosure on the resolutions of the shareholders passed at the Company's annual general meeting, filed with the
                  Financial Supervisory Commission of Korea and Korea Securities
                  Dealers Association Automated Quotation Market ("KOSDAQ") on
                  March 26, 2004.

99.2: a corporate disclosure regarding the shareholders' resolution on the appointment of outside directors of the Company, filed with the Financial Supervisory Commission of Korea and KOSDAQ on March 26, 2004.

99.3: a corporate disclosure regarding the shareholders' resolution on the appointment of an audit committee member of the Company, filed with the Financial Supervisory Commission of Korea and KOSDAQ on March 26, 2004.

99.4: a corporate disclosure on the resignation of outside directors and audit committee member of the Company, filed with the Financial Supervisory Commission of Korea and KOSDAQ on March
                  26, 2004.

99.5: a corporate disclosure on the current status of directors of the Company, filed with the Financial Supervisory Commission of Korea and KOSDAQ on March 26, 2004.